SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2023

Commission File Number: 001-36349

                  MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On July 10, 2023, MediWound Ltd. (the “Company”) issued a press release entitled “MediWound Announces Positive Results in Its U.S. Phase I/II Study of MW005 for the Treatment of Basal Cell Carcinoma”. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

The content of this report on Form 6-K (including the information contained in Exhibit 99.1, but excluding quotes of senior management of the Company), is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the SEC on April 28, 2014, March 24, 2016, March 19, 2018, March 25, 2019, February 25, 2020, May 15, 2021 and August 9, 2022 (Registration Nos. No. 333-195517, 333-210375, 333-223767, 333-230487, 333-236635, 333-255784, and  333-266697, respectively) and on Form F-3 filed with the SEC on May 25, 2022 and March 31, 2023 (Registration Nos. 333-265203 and 333-268297, respectively).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.

Date: July 10, 2023	By:	/s/ Hani Luxenburg
	Name:	Hani Luxenburg
	Title:	Chief Financial Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated July 10, 2023 titled “MediWound Announces Positive Results in Its U.S. Phase I/II Study of MW005 for the Treatment of Basal Cell Carcinoma”.